EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

	September 30, 2022	December 31, 2021

ASSETS
Current
Cash and cash equivalents	$6,587	$29,516
Investments (Note 4)	4,715	13,386
Prepaid expenses, accounts and other receivables	1,891	1,009
Total current assets	13,193	43,911

Non-current
Mineral properties (Note 5)	219,196	170,017
Investment in Treasury Metals Inc. (Note 6)	6,000	15,400
Investment in PC Gold Inc. (Note 7)	21,535	21,570
Investment in Big Ridge Gold Corp. (Note 8)	2,915	1,491
Mineral property investments	-	6,435
Property and equipment	1,391	1,086
Other assets	303	399
Total non-current assets	251,340	216,398
TOTAL ASSETS	$264,533	$260,309

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,429	$4,491
Current portion of lease liability	167	127
Flow-through share premium liability (Note 11)	1,256	-
Provision for Pickle Crow reclamation funding (Note 5(d))	990	990
Option – PC Gold (Note 5(d))	4,347	4,347
Total current liabilities	11,189	9,955

Non-current
Lease liability	181	315
Silver Stream derivative liability (Note 9)	17,407	26,114
Total non-current liabilities	17,588	26,429
TOTAL LIABILITIES	28,777	36,384

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	340,942	318,499
Warrant and share-based payment reserve (Note 10)	49,277	47,282
Accumulated other comprehensive (loss) gain	(4,049)	410
Accumulated deficit	(150,414)	(142,266)
Total shareholders’ equity	235,756	223,925
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$264,533	$260,309
Subsequent Events (Note 16)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

OPERATING EXPENSES (Note 12)
General and administration	$1,081	$1,195	$3,620	$3,820
Exploration and evaluation	111	174	491	621
Investor relations and marketing communications	313	399	1,068	1,830
Corporate development and due diligence	99	100	300	347
Fair value adjustment of non-current assets (Note 6, 8)	2,180	-	9,604	23,555
Loss from operational activities	(3,784)	(1,868)	(15,083)	(30,173)

OTHER ITEMS
Gain on deconsolidation of subsidiary	-	449	-	9,280
Fair value gain (loss) on Silver Stream liability (Note 9)	1,299	7,704	8,707	(700)
Investments fair value (loss) (Note 4)	(151)	(4,039)	(1,630)	(4,672)
Foreign exchange gain (loss)	196	112	239	(54)
Other expenses	(18)	(15)	(80)	(68)
Interest and other income	73	61	187	195
Gain (loss) before income taxes	$(2,385)	$2,404	$(7,660)	$(26,192)
Deferred income tax recovery	95	-	95	-
Equity (loss) income and dilution impacts of equity accounted investments (Note 6,7,& 8)	(379)	15	(583)	(5,675)
Net (loss) income for the period	$(2,669)	$2,419	$(8,148)	$(31,867)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to net income or (loss):
Investments fair value (loss) gain (Note 4)	(896)	(1,263)	(936)	1,533
Mineral property investments fair value gain (loss)	-	(73)	(3,537)	(516)

Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	15	10	14	(1)
Other comprehensive income (loss)	(881)	(1,326)	(4,459)	1,016

Net income (loss) and comprehensive income (loss) for the period	$(3,550)	$1,093	$(12,607)	$(30,851)
Income (loss) per share (in dollars)
Basic	$(0.00)	$(0.00)	$(0.01)	$(0.05)
Diluted	$(0.00)	$(0.00)	$(0.01)	$(0.05)
Weighted average number of shares outstanding Basic	731,230,138	699,523,115	716,637,566	698,177,258
Diluted	731,231,172	705,398,997	716,637,566	698,177,258

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Cash flows from operating activities
Net (loss) gain for the period	$(2,669)	$2,419	$(8,148)	$(31,867)
Adjustments for:
Gain on deconsolidation of subsidiary	-	(449)	-	(9,280)
Fair value adjustment of non-current assets (Note 6(b))	2,180	-	9,604	23,555
Share-based payments (Note 10)	284	339	1,354	1,585
Depreciation	229	80	407	238
Fair value (gain) loss on Silver Stream derivative liability (Note 9)	(1,299)	(7,704)	(8,707)	700
Investments fair value (gain) loss (Note 4)	151	4,039	1,630	4,672
Other expenses	15	28	73	80
Accrued interest receivable	21	5	24	(84)
Unrealized foreign exchange loss (gain)	41	(98)	(3)	40
Deferred income tax (recovery) expense	(95)	-	(95)	-
Equity and dilution loss (gain) on equity accounted investments	379	(13)	583	5,675
Operating cash flows before movements in working capital	(763)	(1,354)	(3,278)	(4,686)
Changes in non-cash working capital items:
Increase in prepaid expenditures, accounts and other receivables	(570)	(197)	(553)	(66)
Increase (decrease) in accounts payables and Accrued liabilities	1,305	(138)	511	(751)
Total cash used in operating activities	$(28)	$(1,689)	$(3,320)	$(5,503)
Cash flows from investing activities
Mineral property expenditures (Note 5)	(5,847)	(3,730)	(20,072)	(11,241)
Proceeds from sale of investments (Note 4)	661	-	6,171	11,386
Property and equipment purchases	(156)	(14)	(616)	(425)
Option payments and expenditures recovered	-	1,468	-	1,968
Cash expended in acquisitions	(8,727)	-	(10,094)	-
Total cash provided by (used in) investing activities	$(14,069)	$(2,276)	$(24,611)	$1,688
Cash flows from financing activities
Proceeds from private placements	5,325	-	5,325	-
Share issuance costs	(231)	-	(231)	-
Proceeds from Silver Stream (Note 9)	-	-	-	4,757
Proceeds from exercise of warrants and stock options	-	469	-	668
Repayment of lease liability	(32)	(28)	(94)	(83)
Finance costs paid	(9)	(11)	(30)	(37)
Total cash provided by (used in) financing activities	$5,053	$430	$4,970	$5,305
Foreign exchange effect on cash	(11)	121	32	(43)
Change in cash and cash equivalents	(9,054)	(3,414)	(22,929)	1,447
Cash and cash equivalents, beginning	15,641	23,724	29,516	28,901
Cash and cash equivalents, ending	$6,587	$20,310	$6,587	$30,348

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Expressed in thousands of Canadian dollars, except share and per share amounts)

(Unaudited)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2020	697,216,453	$317,167	$25,056	$19,592	$(1,392)	$(116,870)	$243,553
Exercise of options (Note 10(d))	2,287,500	841	-	(265)	-	-	576
Exercise of warrants (Note 10(c))	265,650	104	(12)	-	-	-	92
Shares issued in connection with mineral property tenure (Note 5)	857,035	310	-	-	-	-	310
Cameron Gold exploration agreement	25,000	12	9	-	-	-	21
Share reduction due to expiry	(701,579)	-	-	-	-	-	-
Share-based payments	-	-	-	2,301	-	-	2,301
Obligation to distribute investments	-	-	-	-	-	12,954	12,954
Loss for the period	-	-	-	-	-	(31,867)	(31,867)
Other comprehensive income	-	-	-	-	1,016	-	1,016
Balance as at September 30, 2021	699,950,059	$318,434	$25,053	$21,628	$(376)	$(135,783)	$228,956
Balance as at December 31, 2021	700,200,059	$318,499	$25,063	$22,219	$410	$(142,266)	$223,925
Proceeds from private placement	17,749,868	5,325	-	-	-	-	5,325
Private placements share issuance cost	-	(231)	-	-	-	-	(231)
Flow-through share premium liability	-	(1,351)	-	-	-	-	(1,351)
Settlement of RSUs (Note 10(e))	516,664	120	-	(120)	-	-	-
Shares issued on acquisition of Duparquet Project (Note 3)	79,169,460	17,394	-	-	-	-	17,391
Shares issued in connection with mineral property tenure (Note 5)	4,400,324	1,191	-	-	-	-	1,189
Share reduction due to expiry	(118,029)	-	-	-	-	-	-
Share-based payments	-	-	-	2,115	-	-	2,115
Loss for the period	-	-	-	-	-	(8,148)	(8,148)
Other comprehensive loss	-	-	-	-	(4,459)	-	(4,459)
Balance as at September 30, 2022	801,918,346	$340,942	$25,063	$24,214	$(4,049)	$(150,414)	$235,756

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced project being the Springpole Gold Project in northwestern Ontario. The Company acquired a 100% interest in the Duparquet Gold Project in September 2022 and is developing plans to advance the project along with its nearby Duquense and Pitt Projects in Québec. The Company holds a 15% equity position in Treasury Metals Inc. which is advancing the Goliath Gold Complex toward construction and a 19% equity position in Big Ridge Gold Corp. which is advancing the Hope Brook Project as a joint arrangement. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project (being advanced by Auteco Minerals Ltd).

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The Company continues to evaluate the potential impacts arising from COVID-19 on all aspects of its business. For the period ended September 30, 2022, there were no significant financial impacts on the Company.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting , using policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2021, as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars.

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries.

The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiary is the US dollar.

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, the Company used the same accounting policies, methods of computation and accounting policy judgments as in the annual consolidated financial statements for the year ended December 31, 2021. The areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements. There are no IFRS or IFRS Interpretations Committee interpretations that are not yet effective that, if adopted, would be expected to have a material impact on the Company’s condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors on November 9, 2022.

5

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

3.  ACQUISITION OF DUPARQUET

On September 15, 2022, the Company completed the acquisition of all the outstanding common shares of Beattie Gold Mines Ltd. (“Beattie”), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located Québec, Canada (the “Beattie Transaction”), that are not already owned by the Company or Clifton Star Resources Inc. (“Clifton Star”). The total consideration of the Beattie Transaction was $4.43641 cash per Beattie Gold common share and 35 common shares of First Mining (“First Mining Shares”) per Beattie Gold common share for total cash consideration of $6,227,176 and total share consideration of 51,532,516 First Mining Shares.

Concurrent with completing the Beattie Transaction, the Company completed the acquisitions of 2699681 Canada Ltd. (“269 Canada”) and 2588111 Manitoba Ltd. (“258 Manitoba”), (together the “Concurrent Transactions”) through Clifton Star. The total consideration of the Concurrent Transactions was $2,500,000 in cash and the issuance of 20,000,000 First Mining Shares.

As a result of acquiring Beattie, 269 Canada and 258 Manitoba, the Company now owns 100% of the Duparquet Gold Project.

Management has concluded that the acquisition of Duparquet, consisting of Beattie, 269 Canada and 258 Manitoba, has been recorded as an asset acquisition when applying the guidance within IFRS 3 Business Combinations. In accordance with IFRS 3, the purchase price has been allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date. Upon closing, the fair value of identifiable assets acquired from Beattie, 269 Canada and 258 Manitoba were as follows:

Mineral Properties	$24,166
Accounts Payable and Accruals	(71)
Net assets acquired	$24,095

The consideration paid by the Company was comprised as follows:

Fair value of 71,532,516 common shares issued for Beattie, 269 Canada and 258 Manitoba	$15,368
Cash paid	8,727
Total consideration paid	$24,095

6

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

4. INVESTMENTS

The movements in investments during the nine months ended September 30, 2022 and the year ended December 31, 2021 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments

Balance as at December 31, 2021	$8,400	$4,986	$-	$13,386
Additions	-	110	-	110
Disposals	(4,406)	(1,810)	-	(6,216)
Loss recorded in other comprehensive loss	-	(936)	-	(936)
Loss recorded in net loss	(1,630)	-	-	(1,630)
Balance as at September 30, 2022	$2,365	$2,350	$-	$4,715

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Warrants (FVTPL)	Total Investments

Balance as at December 31, 2020	$9,267	$3,386	$5,772	$18,425
Additions	13,691	216	-	13,907
Disposals	(13,971)	(710)	-	(14,681)
Gain recorded in other comprehensive income	-	2,094	-	2,094
Loss recorded in net loss	(587)	-	(3,698)	(4,285)
Distribution to shareholders	-	-	(2,074)	(2,074)
Balance as at December 31, 2021	$8,400	$4,986	$-	$13,386

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities. The Auteco and First Majestic common shares are classified as FVTPL. Other marketable securities are designated as FVTOCI.

During the nine months ended September 30, 2022, the Company:

•

Sold a total of 60,000,000 common shares of Auteco for net proceeds of $4,406,000 resulting in a $96,000 realized loss on sale based on the initial value at the time of initial recognition of the securities;

•

Sold a total of 1,477,300 common shares of other marketable securities for net proceeds of $1,766,000 resulting in a realized gain on sale of $654,000 based on the original cost at the time of initial recognition.

•	Received 1,544,944 shares of Westward Gold (initial recognition - $110,000), in connection with the Earn-in Agreement associated with the Turquoise Canyon Project in Nevada, USA.

7

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

5. MINERAL PROPERTIES

As at September 30, 2022 and December 31, 2021, the Company has capitalized the following acquisition, exploration, and evaluation costs on its mineral properties:

	Springpole	Birch-Uchi (Note 5(a))	Cameron	Duparquet (Note 5b)	Duquesne/ Pitt	Hope Brook (Note 5(c))	Pickle Crow (Note 5(d))	Others (1)	Total
Balance December 31, 2021	$104,065	$1,320	$32,329	$3,098	$7,244	$18,027	$-	$3,934	$170,017
Acquisition	1,662	455	-	30,490	-	-	-	-	32,607
Concessions, taxes and royalties	252	-	15	2	-	-	-	-	269
Salaries and share-based payments	2,605	438	66	152	3	-	-	-	3,264
Drilling, exploration, and technical consulting	6,520	385	69	119	-	-	-	-	7,093
Assaying, field supplies, and environmental	6,348	17	34	10	-	-	-	-	6,409
Travel and other expenditures	1,711	87	4	2	-	-	-	-	1,804
Total Expenditures	$19,098	$1,382	$188	$30,775	$3	$-	$-	$-	$51,446
Disposal, impairment, reclassification or option payments	-	-	-		-	(2,175)	-	(92)	(2,267)
Balance September 30, 2022	$123,163	$2,702	$32,517	$$33,873	$7,247	$15,852	$-	$3,842	$219,196

	Springpole	Birch-Uchi	Cameron	Duparquet (Note 5b)	Duquesne/ Pitt	Hope Brook	Pickle Crow	Others (1)	Total
Balance December 31, 2020	$87,907	$-	$31,875	$2,670	$7,229	$20,612	$24,986	$4,150	$179,429
Acquisition	1,222	1,047	21	-	-	-	-	-	2,290
Concessions, taxes and royalties	684	-	32	-	3	20	-	-	739
Salaries and share-based payments	3,311	3	185	114	6	44	22	-	3,685
Drilling, exploration, and technical consulting	4,235	269	102	270	6	16	3,251	20	8,169
Assaying, field supplies, and environmental	5,194	1	80	38	-	3	-	(20)	5,296
Travel and other expenditures	1,512	-	34	6	-	17	-	-	1,569
Total Expenditures	$16,158	$1,320	$454	$428	$15	$100	$3,273	$0	$21,748
Disposal, impairment, reclassification or option payments	-	-	-	-	-	(2,685)	(28,259)	(216)	(31,160)
Balance December 31, 2021	$104,065	$1,320	$32,329	$3,098	$7,244	$18,027	$-	$3,934	$170,017

(1)

Other mineral properties as at September 30, 2022 and December 31, 2021 include: A 1.5% NSR Royalty under the terms of the Treasury Share Purchase Agreement (defined in Note 6); and Turquoise Canyon property in Nevada (under option with Momentum Minerals Ltd. which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021).

8

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

5. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below. During the period ended September 30, 2022, the Company issued an aggregate of 444,887 common shares pursuant to the terms of certain Birch-Uchi option and earn-in agreements.

a) Birch-Uchi Properties

i) Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three-year option term. In Q2 2022, the company issued 388,267 shares and made payments of $50,000 in cash under the terms of the Earn-In agreement.

ii) Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years.  First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% of the project by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining shares to Whitefish. In Q2 2022, the company issued 702,875 shares and made payments of $100,000 in cash under the terms of the Earn-In agreement.

iii) Vixen properties acquisition

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash and share payments of $950,000 to ALX during the term of the option, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term.  Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Vixen Properties and will have an additional period of two years to acquire the remaining 30% of the project by paying $500,000 in cash and issuing $500,000 worth of First Mining shares to ALX. During the period ended September 30, 2022, the company issued 444,887 shares and made payments of $100,000 in cash under the terms of the Earn-In agreement.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

5. MINERAL PROPERTIES (continued)

iv) Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first 4 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of 2 years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining Shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

v) Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.

b) Duparquet Project

During the period ended September 30, 2022, the Company issued 71,532,516 common shares in connection with the Duparquet property acquisition.  The Duparquet acquisition costs recorded in Mineral Properties are broken down as follows:

10

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

The Duparquet acquisition costs recorded in Mineral Properties are broken down as follows:

September 30, 2022
Mineral Properties – Central Duparquet	$67
Investment in Beattie Gold Mines – Initial Recognition on Feb 7, 2022	5,544
Equity Loss	(1)
Mineral Property Investments in 269 Canada and 258 Manitoba	4,281
Fair value loss – FVTOCI	(3,536)
Mineral Properties – Initial Recognition on September 15, 2022	24,165
Total acquisition costs recorded in Mineral Properties	$30,520

c) Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp.  “Big Ridge” (the “Big Ridge transaction”) whereby Big Ridge may earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. Pursuant to the definitive earn-in agreement, Big Ridge can earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. Upon completion of the earning in, First Mining will retain a 20% interest in the Hope Brook Project and a 1.5% net smelter returns royalty on the Hope Brook Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. In accordance with the agreement, First Mining nominated one member to the

11

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

5. MINERAL PROPERTIES (continued)

Board of Directors of Big Ridge upon closing and received $500,000 and 11,500,000 shares of Big Ridge which have been credited against the Hope Brook project mineral property balance.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the Hope Brook option agreement. The Company received 15.0 million common shares of Big Ridge and the Company’s interest in the project decreased to 49%. See Note 8 below for further details of the equity accounted investment in Big Ridge.

d) Pickle Crow Project

On March 12, 2020, the Company and AuTeco executed a definitive Earn-In Agreement (the “AuTeco Earn-In Agreement”) whereby AuTeco may earn up to an 80% interest in PC Gold, a then wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the AuTeco Earn-In Agreement, the Earn-In is comprised of two stages and on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly AuTeco obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 AuTeco shares and executed the joint venture shareholders agreement.

Following the completion of the Stage 1 earn-in by AuTeco, First Mining’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. Following completion of the Stage 2 earn-in in Q3 2021 the Company delivered the additional 19% interest in PC Gold to Auteco from the Option – PC Gold balance which represented the fair value loss on the reduced 30% PC Gold ownership. A corresponding reduction in the equity accounted investment in PC Gold was also recorded as a result of this dilution. The $4,347,000 liability balance as at

September 30, 2022 represents the additional net dilution which would result from Auteco completing its additional 10% equity interest. Following receipt of $3,000,000 under this option First Mining’s ownership would reduce to 20%.

The Company’s agreement with AuTeco requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at September 30, 2022 following completion of the stage 2 earn-in. Accordingly, the Company has recorded a provision of $990,000 as at September 30, 2022 (December 31, 2021 - $990,000).

6. INVESTMENT IN TREASURY METALS

a) Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a three year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at September 30, 2022.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

6. INVESTMENT IN TREASURY METALS (continued)

b) Equity Accounting Method for Investment in Treasury Metals

The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method. As at September 30, 2022 the fair market value of the Company’s investment in common shares of Treasury Metals was $6,000,000, based on the Treasury Metals quoted market price. As at September 30, 2022, the Company owns approximately 20.0 million Treasury Metals Shares.

	September 30, 2022	December 31, 2021
Balance, beginning of period	$15,400	$63,812
Acquisition – Initial Recognition on August 7, 2020	-	-
Equity loss	(442)	(167)
Dilution event in Q2, 2021	-	(5,000)
Fair value adjustment of Investment in Treasury Metals Inc.	(8,958)	(24,304)
Distribution to shareholders	-	(18,941)
Balance, end of period	$6,000	$15,400

The equity accounting for Treasury Metals is based on published results to December 31, 2021 and an estimate of results for the period of January 1, 2022 to September 30, 2022. The Company’s estimated equity share of Treasury’s net loss for the period ending September 30, 2022 was $442,000.

7. INVESTMENT IN PC GOLD INC.

Following the completion of the Stage 1 earn-in into PC Gold by AuTeco, First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.

The initial recognition of the investment in associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at September 30, 2022, the Company owns a 30% interest in PC Gold Inc.

	June 30, 2022	December 31, 2021
Balance, beginning of period	$21,570	$-
Acquisition – Initial Recognition on June 9, 2021	-	36,000
Equity loss	(35)	(3)
Dilution of ownership - Stage 2 earn-in completion	-	(14,427)
Balance, end of period	$21,535	$21,570

The subsequent equity accounting for PC Gold is based on audited results for the year-ended September 30,2021, and an estimate of results for the period of July 1, 2021 to September 30, 2022. The Company’s estimated equity share of PC Gold’s net loss for the interim period ending September 30, 2022 was $35,000.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

8. INVESTMENT IN BIG RIDGE GOLD CORP.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the Hope Brook option agreement. Big Ridge issued a total of 15.0 million common shares to the Company with an aggregate fair value of $2,175,000, resulting in an increase in the Company’s common share ownership interest in Big Ridge to 19.5% on September 30, 2022 from 10.8% on June 30, 2022. Following the completion of the initial Big Ridge transaction on June 7, 2021, the Company’s common share ownership interest in Big Ridge was approximately 19.8% (Initial Recognition fair value - $2,185,000). In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company applies the equity method of accounting.

	September 30, 2022	December 31, 2021
Balance, beginning of period	$1,491	$-
Acquisition – Initial Recognition on June 7, 2021	-	2,185
Equity loss	(105)	(106)
Dilution event in Q2 2021	-	(588)
Completion of Stage 1 Earn-In	2,175	-
Fair value adjustment of Investment in Big Ridge Gold Corp.	(646)	-
Balance, end of period	$2,915	$1,491

The subsequent equity accounting for Big Ridge is based on audited results for the year end June 30, 2021 and an estimate of results for the period of July 1, 2021 to September 30, 2022. The Company’s estimated equity share of Big Ridge’s net loss for the period ending September 30, 2022 was $105,000.

9. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants issued of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approx. $30.8 million as at September 30, 2022) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020 closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million

14

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

9.  SILVER STREAM DERIVATIVE LIABILITY (continued)

($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic.

b) Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL.

The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the

Company), with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at September 30, 2022 is US$12,699,000 ($17,407,000), which is comprised of the Silver Stream obligation fair value of US$16,097,000 ($22,065,000) less the Advance Payment receivable fair value of US$3,398,000 ($4,658,000). The fair value of the Silver Stream derivative liability as at December 31, 2021 was US$20,664,000 ($26,114,000), which is comprised of the Silver Stream obligation fair value of US$23,818,000 ($30,098,000) less the Advance Payment receivable fair value of US$3,154,000 ($3,984,000).

	September 30, 2022	December 31, 2021
Balance, beginning of period	$(26,114)	$(13,260)
Advance payment received (Tranche 2) (US$7.5 million)	-	(9,808)
Change in fair value during the period	8,707	(3,046)
Balance, end of period	$(17,407)	$(26,114)

10. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at September 30, 2022: 801,918,346 (December 31, 2021 – 700,200,059).

Preferred shares as at September 30, 2022: nil (December 31, 2021 – nil).

Non-Brokered Private Placement Financing

On September 2, 2022, the Company completed a non-brokered private placement raising aggregate gross proceeds of $5,324,960 (the “September Offering”). Pursuant to the September Offering, the Company issued an aggregate of 17,749,868 flow-through units of the Company (the “FT Units”) at a price of $0.30 per FT Unit. In connection with

15

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

10. SHARE CAPITAL (continued)

the September Offering, the Company paid issuance costs of $231,445 in cash. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada) (the “ITA”). An amount of $3,742,275 ($3,973,720 net of issuance costs of $231,445) was recorded in share capital and the remaining $1,351,240, representing the implied premium, was recorded as a flow-through share premium liability. As at September 30, 2022, the Company recorded a balance of $1,256,427 as flow-through share premium liability (see Note 11).

c) Warrants

The movements in warrants during the nine months ended September 30, 2022 as compared to the years ended December 31, 2021 and December 31, 2020 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2020	93,085,657	$0.48
Warrants issued	2,100,228	0.38
Warrants exercised	(265,650)	0.33
Warrants expired	(3,027,615)	0.44
Balance as at December 31, 2021	91,892,620	$0.48
Warrants issued	-	-
Warrants exercised	-	-
Warrants expired	(41,545,383)	0.57
Balance as at September 30, 2022	50,347,237	$0.35

The following table summarizes information about warrants outstanding as at September 30, 2022:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.31	18,247,009	$0.31	0.66
$0.37	32,050,228	0.37	3.01
$0.42	50,000	0.42	1.08
	50,347,237	$0.35	1.90

There were no warrants issued during the nine months ended September 30, 2022.

d) Stock Options

The Company has adopted an amended and restated share-based compensation plan (the “Plan”) that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares (inclusive of other equity awards granted under the Plan). Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

16

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

10. SHARE CAPITAL (continued)

The movements in stock options during the nine months ended September 30, 2022 as compared to the years ended December 31, 2021 and December 31, 2020 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2020	45,820,000	$0.53
Options granted	12,190,000	0.23
Options exercised	(2,287,500)	0.25
Options forfeited	(7,820,000)	0.75
Options expired	(2,762,500)	0.39
Balance as at December 31, 2021	45,140,000	$0.44
Options granted	15,335,000	0.27
Options exercised	-	-
Options expired	(12,258,750)	0.65
Options forfeited	(1,581,250)	0.31
Balance as at September 30, 2022	46,635,000	$0.33

The weighted average closing share price at the date of exercise for the nine months ended September 30, 2022 was nil (September 30, 2021 – $0.45). There were no stock options exercised during the nine months ended September 30, 2022 (September 30, 2021 – 2,287,500).

The following table summarizes information about the stock options outstanding as at September 30, 2022:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$ 0.215 – 0.50	41,785,000	$0.34	2.94	33,805,000	$0.36	2.61
$ 0.51 – 1.00	4,850,000	0.60	0.29	4,850,000	$0.60	0.29
	46,635,000	$0.37	2.67	38,655,50	$0.39	2.32

During the nine months ended September 30, 2022, there were 15,335,000 (September 30, 2021 – 11,290,000) stock options granted with an aggregate fair value at the date of grant of $4,083,250 (September 30, 2021 - $4,718,400), or a weighted average fair value of $0.14 per option (September 30, 2021 – $0.23). As at September 30, 2022, 7,980,000 (September 30, 2021 – 9,488,750) stock options remain unvested with an aggregate grant date fair value of $1,404,938 (September 30, 2021 - $3,948,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. Total share-based payments expensed during the periods ended September 30, 2022 and September 30, 2021 were classified within the financial statements as follows:

17

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

10. SHARE CAPITAL (continued)

	For the three months ended September 30,		For the nine months ended September 30,
Statements of Net Loss:	2022	2021	2022	2021
General and administration	$219	$229	$1,059	$1,026
Exploration and evaluation	9	19	41	225
Investor relations and marketing communications	27	57	129	201
Corporate development and due diligence	28	34	125	133
Subtotal	$283	$339	$1,354	$1,585
Statements of Financial Position:
Mineral Properties	112	142	761	716
Total	$395	$481	$2,115	$2,301

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2022	December 31, 2021
Risk-free interest rate	1.80%	0.86%
Share price at grant date (in dollars)	$0.27	$0.44
Exercise price (in dollars)	$0.27	$0.41
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	64.08%	67.89%
Forfeiture rate	7.50%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the nine months ended September 30, 2022, the Company granted 1,090,000 restricted share units (“RSUs”) under the Plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting. The Company intends to settle all RSUs in equity.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

18

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

10. SHARE CAPITAL (continued)

The following table summarizes the changes in RSUs for the nine months ended September 30, 2022:

	Number	Weighted average fair value
Balance as at December 31, 2021	1,550,000	$0.40
Granted – February 3, 2022	1,090,000	0.25
RSUs settled	(516,664)	0.40
RSUs forfeited	(233,333)	0.40
Balance as at September 30, 2022	1,890,003	$0.31

f) Deferred Share Units

During the nine months ended September 30, 2022, the Company granted 356,000 deferred share units ("DSUs") under the Plan to certain director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2021	303,000	$0.36
Granted – February 11, 2022	356,000	0.26
Balance as at September 30, 2022	659,000	$0.30

11. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	August 26, 2022	September 2, 2022	Total
Balance, December 31, 2021	$-	$-	$-
Liability incurred for flow-through shares issued August 26, 2022	1,181	-	1,181
Settlement of flow-through share premium liability upon incurring eligible expenditures	(95)	-	(95)
Liability incurred for flow-through shares issued September 2, 2022	-	170	170
Balance, September 30, 2022	$1,086	$170	$1,256

As at September 30, 2022, the Company had $4,945,707 (December 31, 2021 – $Nil) of unspent flow-through expenditure commitments.

19

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

12. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended September 30, 2022
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$55	$27	$5	$4	$91
Consultants	76	-	(4)	1	73
Depreciation (non-cash)	44	63	-	-	107
Directors fees	78	-	-	-	78
Investor relations and marketing communications	-	1	184	4	189
Professional fees	239	-	-	-	239
Salaries	301	28	87	48	464
Share-based payments (non-cash) (Note 9(d))	219	9	27	28	283
Transfer agent and filing fees	16	-	2	-	18
Travel and accommodation	52	(17)	12	14	61
Operating expenses total	$1,081	$111	$313	$99	$1,604
Fair value adj. of non-current assets (non-cash) (Note 5)					2,180
Loss from operational activities					$3,784

	For the three months ended September 30, 2021
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$86	$17	$-	$-	$103
Consultants	21	25	29	-	75
Depreciation (non-cash)	43	41	-	-	84
Directors fees	160	-	-	-	160
Investor relations and marketing communications	-	1	252	-	253
Professional fees	198	-	-	-	198
Salaries	243	50	68	63	424
Share-based payments (non-cash) (Note 11(d))	229	34	40	35	338
Transfer agent and filing fees	210	-	3	-	213
Travel and accommodation	5	6	7	2	20
Operating expenses total	$1,195	$174	$399	$100	$1,868

20

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

12. OPERATING EXPENSES (continued)

	For the nine months ended September 30, 2022
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$225	$92	$16	$5	$338
Consultants	325	9	-	1	335
Depreciation (non-cash)	133	176	-	-	309
Directors fees	233	-	-	-	233
Investor relations and marketing communications	-	3	561	8	572
Professional fees	586	-	-	-	586
Salaries	916	154	258	143	1,471
Share-based payments (non-cash) (Note 9(d))	1,059	41	129	125	1,354
Transfer agent and filing fees	81	-	16	-	97
Travel and accommodation	62	16	88	18	184
Operating expenses total	$3,620	$491	$1,068	$300	$5,479
Fair value adj. of non-current assets (non-cash) (Note 5)					9,604
Loss from operational activities					$15,083

	For the nine months ended September 30, 2021
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$270	$83	$59	$1	$413
Consultants	110	27	75	-	212
Depreciation (non-cash)	128	114	-	-	242
Directors fees	239	-	-	-	239
Investor relations and marketing communications	-	1	1,168	-	1,170
Professional fees	982	-	-	-	982
Salaries	712	163	283	211	1,370
Share-based payments (non-cash) (Note 9(d))	1,026	225	201	132	1,585
Transfer agent and filing fees	346	-	37	-	381
Travel and accommodation	7	8	7	3	24
Operating expenses total	$3,820	$621	$1,830	$347	$6,618
Fair value adj. of non-current assets (non-cash) (Note 5)					23,555
Loss from operational activities					$30,173

13. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at September 30, 2022 and December 31, 2021 is as follows: Canada - $251,168,000 (December 31, 2021 - $209,739,000) and USA - $134,000 (December 31, 2021 - $226,000).

21

FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

14. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers.

Key management consists of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three and nine months ended September 30, 2022 and 2021 is as follows:

Service or Item	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Directors’ fees	$78	$80	$233	$239
Salaries and consultants’ fees	433	398	1,849	1,329
Share-based payments (non-cash)	316	171	1,433	974
Total	$827	$649	$3,515	$2,542

15. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, current accounts receivables, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of investments was based on the quoted market prices of the shares as at September 30, 2022 and was therefore considered to be Level 1.

As the Earn‐In Agreement provides AuTeco the right to earn an interest in PC Gold, rather than a direct interest in the Pickle Crow project, AuTeco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project is not based on observable market data and therefore is considered to be Level 3.

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FIRST MINING GOLD CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

15. FAIR VALUE (continued)

The fair value of the Option – Pickle Crow Gold Project as at September 30, 2022 was determined by reference to the portion of the estimated fair value of PC Gold to be given up by the Company with the option for Auteco to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	September 30, 2022				December 31, 2021
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Notes 3, 5)	$4,715	$4,715	$-	$-	$13,386	$13,386	$-	$-
Mineral property investments	-	-	-	-	6,435	-	-	6,435
Financial liabilities:
Silver Stream derivative liability (Note 8)	17,407	-	-	17,407	26,114	-	-	26,114
Option – PC Gold (Note 4(c))	$4,347	$-	$-	$4,347	$4,347	$-	$-	$4,347

During the nine months ended September 30, 2022 there has been a transfer out of level 3 in the fair value hierarchy related to the Company’s acquisition of the remaining 90% interest in each of 269 Canada, 258 Manitoba and Beattie Gold requiring a reclassification from Mineral Property Investments to Mineral Properties.

16. SUBSEQUENT EVENTS

On October 11, 2022, the Company paid $50,000 in cash and issued 250,000 in common shares on the second anniversary date of the earn-in agreement between the Company and Pelangio Exploration Inc. The agreement gives the Company the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties.

Subsequent to September 30, 2022, 762,500 stock options with a weighted average exercise price of $0.42 were cancelled.

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